UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of July, 2025

Commission File Number: 001-41353

Genius Group Limited

(Translation of registrant’s name into English)

3 Temasek Avenue,

#18-01, Centennial Tower,

Singapore 039190

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

The Company is providing an update on the status of its ordinary shares being held at its transfer agent, Vstock Transfer LLC.

The Company has issued 50 million shares related to the previous Asset Purchase Agreement with Entrepreneur Resorts Limited (“ERL”) to be held in escrow until ERL shareholder approval is received, and for a further six months on restricted status subject to Rule 144 of the Securities and Exchange Act of 1933.

Further to the issuance, and as a result of Company shareholders choosing to send their shares from their brokers to Vstock via the Direct Registration System (“DRS”), Vstock has reported it now holds 64.6 million ordinary shares of the Company, which accounts for 46.6% of the Company’s issued ordinary shares.

The remaining 74.1 million shares of the Company, representing 53.4% of the Company’s shares are held in brokerage accounts. Company shareholders who are interested in transferring their shares to Vstock, where they are not at risk of being loaned out by brokers to short sellers, can do so by following the instructions provided in the Company’s press release at https://ir.geniusgroup.net/news-events/press-releases/detail/194/genius-group-provides-details-on-direct-registration-of.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GENIUS GROUP LIMITED

Date: July 22, 2025
	By:	/s/ Roger Hamilton
	Name:	Roger Hamilton
	Title:	Chief Executive Officer
(Principal Executive Officer)